June 20, 2019

Ronald J. Tchorzewski
Chief Financial Officer
MED-X, INC.
8236 Remmet Avenue
Canoga Park, California 91304

       Re: MED-X, INC.
           Offering Statement on Form 1-A
           Filed May 24, 2019
           File No. 024-11007

Dear Mr. Tchorzewski:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed May 24, 2019

Cover Page

1. The second paragraph on the cover page does not appear to be consistent with Rule
      251(d)(3)(i)(F) as it relates to sales that may occur after the three-year anniversary of the qualification of the prior offering statement when the current offering statement was not filed prior to the end of that three-year period. Please revise.
2. Please clarify the fees to be paid to the selling agent for sales to investors introduced to the agent by the company. As written, footnote (1) is not clear as to whether the 2% fee is in addition to the 8% commission the selling agent will otherwise earn.
Use of Proceeds, page 7

3. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. For example, please
 Ronald J. Tchorzewski
FirstName LastNameRonald J. Tchorzewski
MED-X, INC.
Comapany NameMED-X, INC.
June 20, 2019
June 20, 2019 Page 2
Page 2
FirstName LastName
         discuss how you will allocate the proceeds if you raise half, or less than half, of the maximum offering amount. See Instruction 3 to Item 6 in Part II of Form 1-A.
4. We note you have signed a letter of intent with a potential acquisition target in exchange for cash and stock. To the extent any material amount of proceeds will be used to finance acquisitions of other businesses, please identify the business, the status of negotiations, and a brief description of the business.
Description of Capital Stock, page 42

5. We note Section 6 of the Subscription Agreement filed as Exhibit 4.1 limits legal action under the agreement to "proper forum in the County of Los Angeles, State of California."
          Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or the Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
General

6. We note that the qualification date of your initial offering statement was November 3,
         2015. Please advise whether any offers or sales have been made between November 3,
         2018 and the filing of this offering statement. In this regard, we note the disclosure on page 5 that you have issued 5,208,642 shares of your common stock from June 30, 2018 to May 1, 2019. If such offers or sales were made, provide an analysis as to how the offers and sales were consistent with Section 5 of the Securities Act. Refer to Securities
         Act Rule 251(d)(3)(i)(F).
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Ronald J. Tchorzewski
MED-X, INC.
June 20, 2019
Page 3

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-
3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                           Sincerely,
FirstName LastNameRonald J. Tchorzewski
                                                           Division of
Corporation Finance
Comapany NameMED-X, INC.
                                                           Office of Healthcare
& Insurance
June 20, 2019 Page 3
cc:       Mark J. Richardson, Esq.
FirstName LastName